Exhibit 99.1

FORM OF SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (as amended, supplemented, restated and/or modified from time to time, this “Agreement”) is entered into as of August 18, 2021, by and between Puhui Wealth Investment Management Co., Ltd., a Cayman Islands company (the “Company”), and [***] (the “Investor”).

BACKGROUND

A. Subject to the terms and conditions set forth in this Agreement and pursuant to an effective registration statement under the Securities Act (as defined below), the board of directors (the “Board of Directors”) of the Company has authorized the issuance to Investor of the Debenture (as defined below).

B. The Investor desires to purchase the Debenture on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:

1. DEFINITIONS. As used in this Agreement, the following terms shall have the following meanings specified or indicated below, and such meanings shall be equally applicable to the singular and plural forms of such defined terms:

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition” means the acquisition by the Company or any direct or indirect Subsidiary of the Company of a majority of the Equity Interests or substantially all of the assets and business of any Person, whether by direct purchase of Equity Interests, asset purchase, merger, consolidation or like combination.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified, as such terms are used in and construed under Rule 405 under the Securities Act.

“Affiliated Entities” and “Affiliated Entity” have the meaning set forth in Section 3.1.

“Agreement” has the meaning set forth in the preamble.

“Board of Directors” has the meaning set forth in the recitals.

“Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee”  or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the City of New York generally are open for use by customers on such day.

“Change of Control” means, with respect to the Company:

(a)	a change in the composition of the Board of Directors of the Company at a single shareholder meeting where a majority of the individuals that were directors of the Company immediately prior to the start of such shareholder meeting are no longer directors at the conclusion of such meeting;

(b)	a change in composition of the Board of Directors of the Company prior to the termination of this Agreement where a majority of the individuals that were directors as of the date of this Agreement cease to be directors of the Company prior to the termination of this Agreement;

(c)	unless their replacements shall be approved by the Investor in the Investor’s sole discretion, any two of the individuals who are the Chief Executive Officer, President or Chairman of the Board of Directors as of the date of this Agreement cease to hold such position at any time prior to the termination of this Agreement;

(d)	other than a shareholder that holds such a position at the date of this Agreement, if a Person comes to have beneficial ownership, control or direction over more than forty percent (40%) of the voting rights attached to any class of voting securities of the Company; or

(e)	the sale or other disposition by the Company or any of its Subsidiaries in a single transaction, or in a series of transactions, of all or substantially all of their respective assets.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” has the meaning set forth in Section 2.1.

“Company” has the meaning set forth in the preamble.

“Conversion Shares” means the Ordinary Shares issuable upon the full or any partial conversion of the Debenture.

“CSRC” has the meaning set forth in Section 3.30.

“Debenture” has the meaning set forth in Section 2.1.

“Equity Interests” means and includes capital stock, membership interests and other similar equity securities, and shall also include warrants or options to purchase capital stock, membership interests or other equity interests.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Event of Default” has the meaning set forth in Section 7.1.

“Exempt Issuance” means the issuance of (a) Securities hereunder, including the issuance of an Conversion Shares upon conversion of the Debenture issued hereunder; provided that such Securities have not been amended since the date of this Agreement to increase the number of such Securities or to decrease the exercise price, exchange price or conversion price of such Securities (other than in connection with stock splits or combinations) or to extend the term of such Securities; (b) Ordinary Shares or options to employees, officers or directors of the Company pursuant to the Company’s equity incentive plan or pursuant to the compensation agreements previously authorized by the Board of Directors; (c) securities upon the exercise or exchange of or conversion of securities exercisable or exchangeable for or convertible into Ordinary Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or combinations) or to extend the term of such securities, and (d) securities issued pursuant to acquisitions or strategic transactions and the payment of contractor invoices in the ordinary course of business approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the prohibition period in Section 9.1(a) herein, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“Funding Amount” means an amount equal to Two Million Five Hundred Thousand Dollars ($2,500,000).

“HSR Act” has the meaning set forth in Section 5.15.

“Investor” has the meaning set forth in the preamble.

“Investor Group” shall mean the Investor plus any other Person with which the Investor is considered to be part of a group under Section 13 of the 1934 Act or with which the Investor otherwise files reports under Sections 13 and/or 16 of the 1934 Act.

“Investor Party” has the meaning set forth in Section 5.12(a).

“IP Rights” has the meaning set forth in Section 3.11.

“Law” means any law, rule, regulation, order, judgment or decree, including, without limitation, any federal and state securities Laws.

“Leak-Out Agreement” means an agreement in the form attached hereto as Exhibit B.

“Losses” has the meaning set forth in Section 5.12(a).

“Material Adverse Effect” means any material adverse effect on (i) the businesses, properties, assets, prospects, operations, results of operations or financial condition of the Company, or the Company and the Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder or under the Debenture; provided, however, that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a Material Adverse Effect: (a) any adverse effect resulting from or arising out of general economic conditions; (b) any adverse effect resulting from or arising out of general conditions in the industries in which the Company and the Subsidiaries operate; (c) any adverse effect resulting from any changes to applicable Law; or (d) any adverse effect resulting from or arising out of any natural disaster or any acts of terrorism, sabotage, military action or war or any escalation or worsening thereof; provided, further, that any event, occurrence, fact, condition or change referred to in clauses (a) through (d) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company and/or the Subsidiaries compared to other participants in the industries in which the Company and the Subsidiaries operate.

“Maximum Percentage” means 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Conversion Shares. The Investor, upon notice to the Company, may increase or decrease the Maximum Percentage, provided that the Maximum Percentage in no event exceeds 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Conversion Shares. Any increase in the Maximum Percentage will not be effective until the 61st day after such notice is delivered to the Company.

“Money Laundering Laws” has the meaning set forth in Section 3.26.

“New Securities” means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

“OFAC” has the meaning set forth in Section 3.24.

“Offer Notice” has the meaning set forth in Section 9.1.

“Ordinary Shares” means the ordinary shares of the Company, par value $0.001 per share.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PRC Mergers and Acquisitions Rules” has the meaning set forth in Section 3.31.

“PRC Overseas Investment and Listing Regulations” has the meaning set forth in Section 3.30.

“Principal Amount” has the meaning set forth in Section 2.1.

“Proceedings” has the meaning set forth in Section 3.7.

“Prohibited Transaction” means a transaction with a third party or third parties in which the Company issues or sells (or arranges or agrees to issue or sell):

(a) any debt, equity or equity-linked securities (including options or warrants) that are convertible into, exchangeable or exercisable for, or include the right to receive shares of the Company’s Capital Stock:

(i) at a conversion, repayment, exercise or exchange rate or other price that is based on, and/or varies with, a discount to the future trading prices of, or quotations for, Ordinary Shares; or

(ii) at a conversion, repayment, exercise or exchange rate or other price that is subject to being reset at some future date after the initial issuance of such debt, equity or equity-linked security or upon the occurrence of specified or contingent events (other than warrants that may be repriced by the Company); or

(b) any securities in a capital or debt raising transaction or series of related transactions which grant to an investor the right to receive additional securities based upon future transactions of the Company on terms more favorable than those granted to such investor in such first transaction or series of related transactions;

and are deemed to include transactions generally referred to as at-the-market transactions (ATMs) or equity lines of credit and stand-by equity distribution agreements, and convertible securities and loans having a similar effect. Notwithstanding the foregoing, and for the avoidance of doubt, rights issuances, shareholder purchase plans, Equity Plans, convertible securities, or issuances of Equity Interests, based on the trading price of the Ordinary Shares on the Trading Market but each at a fixed price per share, shall not be deemed to be a Prohibited Transaction.

“Prospectus” means the final prospectus filed for the Registration Statement.

“Prospectus Supplement” means the supplement to the Prospectus complying with Rule 424(b) of the Securities Act that is filed with the Commission and delivered by the Company to the Investor at the Closing.

“register,” “registered” and “registration” refer to a registration made by preparing and filing a Registration Statement or similar document in compliance with the 1933 Act (as defined below), and the declaration or ordering of effectiveness of such Registration Statement or document.

“Registration Statement” means the effective registration statement on Form F-3 (File No. 333-245003) filed with the SEC and which registers the sale of the Debenture and Conversion Shares.

“Required Minimum” means, as of any date, the maximum aggregate number of Ordinary Shares then issued or potentially issuable in the future pursuant to the Transaction Documents, including any Conversion Shares issuable upon conversion in full of the Debenture (including Conversion Shares issuable as payment of interest on the Debenture), ignoring any conversion limits set forth therein, and assuming that the Conversion Price (as defined in the Debenture) is at all times on and after the date of determination 100% of the Conversion Price on the Trading Day immediately prior to the date of determination.

“Reverse Split” has the meaning set forth in Section 5.20.

“SAFE” has the meaning set forth in Section 3.30.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 3.6(a).

“Securities” means the Debentures and the Conversion Shares.

“Securities Termination Event” means either of the following has occurred:

(a) trading in securities generally in the United States has been suspended or limited for a consecutive period of greater than ten (10) Trading Days; or

(b) a banking moratorium has been declared by the United States or the New York State authorities and is continuing for a consecutive period of greater than three (3) Business Days.

“Shareholder Approval” shall mean the approval of such number of the holders of the outstanding voting Ordinary Shares of Company as required by the Company’s Memorandum and Articles of Association (the “M&A”) and the Cayman Islands laws: (a) if and to the extent legally required, to amend the Company’s M&A, to increase the number of authorized Ordinary Shares by at least the number of shares equal to the number of Shares issuable hereunder, (b) to ratify and approve all of the transactions contemplated by the Transaction Documents, including the issuance of all of Conversion Shares (as such term is defined in each of such documents) issued and potentially issuable to the Investor thereunder, all as may be required by the applicable rules and regulations of the Trading Market (or any successor entity).

“Share Capital” means the Ordinary Shares and any other classes of capital stock of the Company.

“Subsidiaries” and “Subsidiary” have the meaning set forth in Section 3.1(a).

“Trading Day” means a day on which the Ordinary Shares are traded on a Trading Market.

“Trading Market” means whichever of the New York Stock Exchange, NYSE American, or the Nasdaq Stock Market (including the Nasdaq Capital Market, the Nasdaq Global Market, and the Nasdaq Global Select Market), on which the Ordinary Shares are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, the Debenture, the Leak-Out Agreement and any other documents or agreements executed or delivered in connection with the transactions contemplated hereunder.

“VIE Agreements” and “VIE Agreement” have the meaning set forth in Section 3.1(a)

2. PURCHASE AND SALE OF THE DEBENTURE.

2.1 Purchase and Sale of the Debenture. Subject to the terms and conditions set forth herein, at the Closing, the Company shall issue and sell to the Investor, and the Investor shall purchase from the Company, a convertible subordinated debenture, in the form attached hereto as Exhibit A (the “Debenture”), in the principal amount of Two Million Seven Hundred And Fifty Thousand Dollars ($2,750,000.00) (the “Principal Amount”) in exchange for the Funding Amount. Neither the Investor nor the Company shall take any contrary position on any tax return, or in any audit, claim, investigation, inquiry or proceeding in respect of taxes, unless otherwise required pursuant to a final determination within the meaning of Section 1313 of the Internal Revenue Code of 1986, as amended (the “Code”), or any analogous provision of applicable state, local or non-U.S. law.

2.2 Closing. The closing hereunder, including payment for and delivery of the Debenture, shall take place remotely via the exchange of documents and signatures, no later than the Second Business Day following the execution and delivery of this Agreement, subject to satisfaction or waiver of the conditions set forth in Section 6, or at such other time and place as the Company and the Investor agree upon, orally or in writing (the “Closing,” and the date of the Closing being the “Closing Date”).

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Investor and covenants with the Investor that, except as is set forth in the disclosure schedules being delivered to the Investor as of the date hereof and as of the Closing Date, the following representations and warranties are true and correct:

3.1 Subsidiaries and Affiliated Entities. Each of the Company’s direct and indirect subsidiaries as defined under Rule 405 (each a “Subsidiary” and collectively, the “Subsidiaries”) has been identified on Schedule 3.1(a) hereto, and each of the consolidated entities which the Company controls and through which the Company conducts its operations in the People’s Republic of China (“PRC”) by way of contractual arrangements (each an “Affiliated Entity” and collectively, the “Affiliated Entities”) has been identified on Schedule 3.1(a) hereto. Each of the Subsidiaries and Affiliated Entities has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the SEC Documents; all of the Equity Interests of each Subsidiary have been duly and validly authorized and issued, are owned directly or indirectly by the Company, are fully paid and non-assessable and, are free and clear of all liens, encumbrances, equities or claims; all of the Equity Interests in each Affiliated Entity have been duly and validly authorized and issued, are fully paid in accordance with its constitutive or organizational documents and non-assessable and are owned directly as described in the SEC Documents, free and clear of all liens, encumbrances, equities or claims. None of the outstanding share capital or Equity Interest in any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such Subsidiary. All of the constitutive or organizational documents of each of the Subsidiaries and Affiliated Entities comply with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect. Apart from the Subsidiaries and Affiliated Entities, the Company has no direct or indirect Subsidiaries.

(i) The description of the corporate structure of the Company and each of the contracts among the Subsidiaries, the shareholders of the Affiliated Entities and the Affiliated Entities, as the case may be (each a “VIE Agreement” and collectively the “VIE Agreements”), as set forth in the SEC Documents, is true and accurate and nothing has been omitted from such description which would make it misleading. There is no other agreement, contract or other document relating to the corporate structure or the operation of the Company together with its Subsidiaries and Affiliated Entities taken as a whole, which has not been previously disclosed or made available to the Investor and disclosed in the SEC Documents.

(ii) Each VIE Agreement has been duly authorized, executed and delivered by the parties thereto and constitutes a valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and general equity principles. No consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required for the performance of the obligations under any VIE Agreement by the parties thereto, except as already obtained or disclosed in the Registration Statement, the Prospectus, the Prospectus Supplement and SEC Documents; no consent, approval, authorization, order, filing or registration that has been obtained is being withdrawn or revoked or is subject to any condition precedent which has not been fulfilled or performed. The corporate structure of the Company complies with all applicable laws and regulations of the PRC, and neither the corporate structure nor the VIE Agreements violate, breach, contravene or otherwise conflict with any applicable laws of the PRC. There is no legal or governmental proceeding, inquiry or investigation pending against the Company, the Subsidiaries and Affiliated Entities or shareholders of the Affiliated Entities in any jurisdiction challenging the validity of any of the VIE Agreements, and, to the best knowledge of the Company, no such proceeding, inquiry or investigation is threatened in any jurisdiction.

(iii) The execution, delivery and performance of each VIE Agreement by the parties thereto do not and will not result in a breach or violation of any of the terms and provisions of or constitute a default under, or result in the imposition of any lien, encumbrance, equity or claim upon any property or assets of the Company or any of the Subsidiaries and Affiliated Entities pursuant to (A) the constitutive or organizational documents of the Company or any of the Subsidiaries and Affiliated Entities, (B) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries and Affiliated Entities or any of their properties, or any arbitration award, or (C) any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Subsidiaries and Affiliated Entities is a party or by which the Company or any of the Subsidiaries and Affiliated Entities is bound or to which any of the properties of the Company or any of the Subsidiaries and Affiliated Entities is subject, except, in the case of (B) and (C), where such conflict, breach, violation or default would not reasonably be expected to have a Material Adverse Effect (as defined herein). Each VIE Agreement is in full force and effect and none of the parties thereto is in breach or default in the performance of any of the terms or provisions of such VIE Agreement. None of the parties to any of the VIE Agreements has sent or received any communication regarding termination of, or intention not to renew, any of the VIE Agreements, and no such termination or non-renewal has been threatened by any of the parties thereto.

(iv) The Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the Affiliated Entities, through its rights to authorize the shareholders of the Affiliated Entities to exercise their voting rights.

3.2 Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and, if applicable under the laws of the jurisdiction in which they are formed, in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

3.3 Authorization; Enforcement; Compliance with Other Instruments. The Company has the requisite corporate and authority to execute the Transaction Documents to which it is a party, to issue and sell the Debenture pursuant hereto, and to perform its obligations under the Transaction Documents to which it is a party, including, issuing the Conversion Shares on the terms set forth in this Agreement. The execution and delivery of the Transaction Documents to which it is a party by the Company and the issuance and sale by the Company of the Securities pursuant hereto, including without limitation the reservation of the Conversion Shares for future issuance, have been duly and validly authorized by the Company’s Board of Directors for itself, no further consent or authorization is required by the Company, its Board of Directors, its shareholders or any other Person in connection therewith. The Transaction Documents have been duly and validly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar Laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

3.4 No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Debenture by the Company hereunder will not (a) conflict with or result in a violation of the M&A or organizational documents, (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any material agreement to which the Company or any of the Subsidiaries is a party, or (c) subject to the making of the filings referred to in Section 5, and, violate in any material respect any Law or any rule or regulation of the Trading Market applicable to the Company or any of the Subsidiaries or by which any of their properties or assets are bound or affected. Assuming the accuracy of the Investor’s representations in Section 4 and subject to the making of the filings referred to in Section 5, no approval or authorization will be required from any governmental authority or agency, regulatory or self-regulatory agency or other third party (including the Trading Market) in connection with the issuance of the Debenture and the other transactions contemplated by this Agreement (including the issuance of the Conversion Shares upon conversion of the Debenture).

3.5 Capitalization and Subsidiaries.

(a) The authorized Share Capital of the Company consists of 49,000,000 Ordinary Shares and 1,000,000 preferred shares of US$0.001 par value each (the “Preferred Shares”). As of the close of business on June 30, 2021, 11,507,558 Ordinary Shares were issued and outstanding; and since June 30, 2021, and through the date of this Agreement, the Company has issued no additional Ordinary Shares.  No Preferred Shares have been issued as at the date of this Agreement. Other than as set forth on Schedule 3.4(d), no shares of the Company’s Share Capital are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. The M&A on file on the SEC’s EDGAR website are true and correct copies of the M&A as in effect as of the date hereof. The Company is not in violation of any provision of its M&A.

(b) Schedule 3.1(a) lists each direct and indirect Subsidiary and indicates for each Subsidiary (i) the authorized capital stock or other Equity Interests of such Subsidiary as of the date hereof, (ii) the number and kind of shares or other ownership interests of such Subsidiary that are issued and outstanding as of the date hereof, and (iii) the owner of such shares or other ownership interests. No Subsidiary has any outstanding stock options, warrants or other instruments pursuant to which such Subsidiary may at any time or under any circumstances be obligated to issue any shares of its capital stock or other Equity Interests. Each Subsidiary is duly organized and validly existing in good standing under the laws of its jurisdiction of formation and has all requisite power and authority to own its properties and to carry on its business as now being conducted.

(c) Other than as set forth on Schedule 3.5(c), neither the Company nor any Subsidiary is bound by any agreement or arrangement pursuant to which it is obligated to register the sale of any securities under the 1933 Act. There are no outstanding securities of the Company or any of the Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem or purchase any security of the Company or any Subsidiary. Other than as set forth on Schedule 3.5(c), there are no outstanding securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Debenture or the Conversion Shares. Neither the Company nor any Subsidiary has any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement.

(d) Other than as set forth on Schedule 3.5(d), the issuance and sale of any of the Securities will not obligate the Company to issue Ordinary Shares or other securities to any other Person and will not result in the adjustment of the exercise, conversion, exchange, or reset price of any outstanding securities.

3.6 SEC Documents; Financial Statements.

(a) As of the date hereof, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, and audited by a firm that is a member a member of the Public Companies Accounting Oversight Board consistently applied, during the periods involved (except as may be otherwise indicated in such financial statements or the Debentures thereto, or, in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of its operations and consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other written information provided by or on behalf of the Company to the Investor in connection with the Investor’s purchase of the Debenture which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

(c) The Company and each of the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) reasonable controls to safeguard assets are in place and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.7 Litigation and Regulatory Proceedings. Except as disclosed in SEC Documents, there are no material actions, causes of action, suits, claims, proceedings, inquiries or investigations (collectively, “Proceedings”) before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of Company or any of the Subsidiaries, threatened against or affecting the Company or any of the Subsidiaries, the Ordinary Shares or any other class of issued and outstanding shares of the Company’s Capital Stock, or any of the Company’s or the Subsidiaries’ officers or directors in their capacities as such and, to the knowledge of the executive officers of the Company, there is no reason to believe that there is any basis for any such Proceeding.

3.8 No Undisclosed Events, Liabilities or Developments. No event, development or circumstance has occurred or exists, or to the knowledge of the executive officers of the Company is reasonably anticipated to occur or exist that (a) would reasonably be anticipated to have a Material Adverse Effect or (b) would be required to be disclosed by the Company under applicable securities Laws on a registration statement filed with the SEC relating to an issuance and sale by the Company of its Ordinary Shares and which has not been publicly announced.

3.9 Compliance with Law. The Company and each of the Subsidiaries have conducted and are conducting their respective businesses in compliance in all material respects with all applicable Laws and are in compliance in all material respects with the rules and regulations of the Trading Market. The Company is not aware of any facts which could reasonably be anticipated to lead to a delisting of the Ordinary Shares by the Trading Market in the future.

3.10 Employee Relations. Neither the Company nor any Subsidiary is involved in any union labor dispute nor, to the knowledge of the Company, is any such dispute threatened. Neither the Company nor any Subsidiary is a party to any collective bargaining agreement. No executive officer (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company’s employ or otherwise terminate such officer’s employment with the Company.

3.11 Intellectual Property Rights. The Company and each Subsidiary owns or possesses adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights (collectively, “IP Rights”) necessary to conduct their respective businesses as now conducted. None of the material IP Rights of the Company or any of the Subsidiaries are expected to expire or terminate within three (3) years from the date of this Agreement. Neither the Company nor any Subsidiary is infringing, misappropriating or otherwise violating any IP Rights of any other Person. No claim has been asserted, and no Proceeding is pending, against the Company or any Subsidiary alleging that the Company or any Subsidiary is infringing, misappropriating or otherwise violating the IP Rights of any other Person, and, to the Company’s knowledge, no such claim or Proceeding is threatened, and the Company is not aware of any facts or circumstances which might give rise to any such claim or Proceeding. The Company and the Subsidiaries have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of their material IP Rights.

3.12 Environmental Laws. Except, in each case, as would not be reasonably anticipated to have a Material Adverse Effect, the Company and the Subsidiaries (a) are in compliance with any and all applicable Laws relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants, (b) have received and hold all permits, licenses or other approvals required of them under all such Laws to conduct their respective businesses and (c) are in compliance with all terms and conditions of any such permit, license or approval.

3.13 Title to Assets. The Company and the Subsidiaries have good and marketable title to all personal property owned by them which is material to their respective businesses, in each case free and clear of all liens, encumbrances and defects except those set forth on Schedule 3.12. Any real property and facilities held under lease by the Company or any Subsidiary are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries.

3.14 Insurance. The Company and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company reasonably believes to be prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any of the Subsidiaries has been refused any insurance coverage sought or applied for, and the Company has no reason to believe that it will not be able to renew all existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers.

3.15 Regulatory Permits. The Company and the Subsidiaries have in full force and effect all certificates, approvals, authorizations and permits from all regulatory authorities and agencies necessary to own, lease or operate their respective properties and assets and conduct their respective businesses, and neither the Company nor any Subsidiary has received any notice of Proceedings relating to the revocation or modification of any such certificate, approval, authorization or permit, except for such certificates, approvals, authorizations or permits with respect to which the failure to hold would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.16 No Materially Adverse Contracts, Etc. Neither the Company nor any of the Subsidiaries is (a) subject to any charter, corporate or other legal restriction, or any judgment, decree or order which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect or (b) a party to any contract or agreement which in the judgment of the Company’s management has or would reasonably be anticipated to have a Material Adverse Effect.

3.17 Taxes. The Company and the Subsidiaries each has made or filed, or caused to be made or filed, all United States federal, and applicable state, local and non-U.S. tax returns, reports and declarations required by any jurisdiction to which it is subject and has paid all taxes and other governmental assessments and charges that are material in amount, required to be paid by it, regardless of whether such amounts are shown or determined to be due on such returns, reports and declarations, except those being contested in good faith by appropriate proceedings and for which it has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and, to the knowledge of the Company, there is no basis for any such claim.

3.18 Solvency. After giving effect to the receipt by the Company of the proceeds from the transactions contemplated by this Agreement (a) the Company’s fair saleable value of its assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature; and (b) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction.

3.19 Investment Company. The Company is not, and is not an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.20 Certain Transactions. Other than as disclosed in the SEC Documents, there are no contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director, officer or employee thereof on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 20-F.

3.21 [Intentionally Omitted.]

3.22 Acknowledgment Regarding the Investor’s Purchase of the Debenture. The Company’s Board of Directors has approved the execution of the Transaction Documents and the issuance and sale of the Debenture, based on its own independent evaluation and determination that the terms of the Transaction Documents are reasonable and fair to the Company and in the best interests of the Company and its shareholders. The Company is entering into this Agreement and is issuing and selling the Debenture voluntarily and without economic duress. The Company has had independent legal counsel of its own choosing review the Transaction Documents and advise the Company with respect thereto. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to the Debenture and the transactions contemplated hereby and that neither the Investor nor any person affiliated with the Investor is acting as a financial advisor to, or a fiduciary of, the Company (or in any similar capacity) with respect to execution of the Transaction Documents or the issuance of the Debenture or any other transaction contemplated hereby.

3.23 No Brokers’, Finders’ or Other Advisory Fees or Commissions. Except as set forth in Schedule 3.23, no brokers, finders or other similar advisory fees or commissions will be payable by the Company or any Subsidiary or by any of their respective agents with respect to the issuance of the Debenture or any of the other transactions contemplated by this Agreement.

3.24 OFAC. None of the Company nor any of the Subsidiaries nor, to the best knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company and/or any Subsidiary has been or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”); and the Company will not directly or indirectly use any proceeds received from the Investor, or lend, contribute or otherwise make available such proceeds to its Subsidiaries or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person currently subject to any of the sanctions of the United States administered by OFAC.

3.25 No Foreign Corrupt Practices. None of the Company or any of the Subsidiaries has, directly or indirectly: (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental authority of any jurisdiction except as otherwise permitted under applicable Law; or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Foreign Corrupt Practices Act or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Company or its Subsidiaries and their respective operations and the Company has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

3.26 Anti-Money Laundering. The operations of each of the Company and the Subsidiaries are and have been conducted at all times in compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction of incorporation and in each other jurisdiction in which such entity, as the case may be, conducts business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental authority involving the Company or its Subsidiaries with respect to any of the Money Laundering Laws is, to the best knowledge of the Company, pending, threatened or contemplated.

3.27 Disclosure. The Company confirms that neither it, nor to its knowledge, any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representations and covenants in effecting transactions in securities of the Company. All disclosures provided to the Investor regarding the Company, its business and the transactions contemplated hereby, furnished by or on behalf of the Company (including the Company’s representations and warranties set forth in this Agreement) are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

3.28 Issuance of the Securities; Registration. The Debenture is duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be legally binding obligations of the Company, enforceable in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law). The Company has reserved from its duly authorized share capital the maximum number of Ordinary Shares, including Conversion Shares, issuable pursuant to this Agreement and the Debenture. The Conversion Shares, when issued in accordance with the terms of the Debenture, will be validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company. The Company has prepared and filed the Registration Statement in conformity with the requirements of the Securities Act, which became effective on November 10, 2020, including the Prospectus, and such amendments and supplements thereto as may have been required to the date of this Agreement. The Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the Registration Statement or suspending or preventing the use of the Prospectus has been issued by the SEC and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the SEC. The Company, if required by the rules and regulations of the SEC, shall file the Prospectus with the Commission pursuant to Rule 424(b). At the time the Registration Statement and any amendments thereto became effective, at the date of this Agreement and at the Closing Date, the Registration Statement and any amendments thereto conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus and any amendments or supplements thereto, at the time the Prospectus or any amendment or supplement thereto was issued and at the Closing Date, conformed and will conform in all material respects to the requirements of the Securities Act and did not and will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company was at the time of the filing of the Registration Statement eligible to use Form F-3. The Company is eligible to use Form F-3 under the Securities Act and it meets the transaction requirements with respect to the aggregate market value of securities being sold pursuant to this offering and during the twelve (12) months prior to this offering, as set forth in General Instruction I.B.5 of Form F-3. All corporate action required to be taken for the authorization, issuance and sale of the Securities has been duly and validly taken. The Debenture and the Shares conform in all material respects to all statements with respect thereto contained in the Registration Statement and the Prospectus.

3.29 Communist Chinese Military Companies. The Company does not constitute a “Communist Chinese Military Company” under Executive Order 13959, issued by former President Trump on November 12, 2020 under the authority of Section 1237 of the National Defense Authorization Act for Fiscal Year 1999.

3.30 Compliance with PRC Overseas Investment and Listing Regulations. Each of the Company and its Subsidiaries and Affiliated Entities has complied, and has taken all reasonable steps to ensure compliance by each of its shareholders, directors and officers that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen with any applicable rules and regulations of the relevant PRC government agencies (including but not limited to the Ministry of Commerce, the National Development and Reform Commission, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (the “SAFE”)) relating to overseas investment by PRC residents and citizens (the “PRC Overseas Investment and Listing Regulations”), including, without limitation, requesting each such Person that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen, to complete any registration and other procedures required under applicable PRC Overseas Investment and Listing Regulations (including any applicable rules and regulations of the SAFE).

3.31 PRC Mergers and Acquisitions Rules. The Company is aware of and has been advised as to the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and any official clarifications, guidance, interpretations or implementation rules in connection with or related thereto (the “PRC Mergers and Acquisitions Rules”) jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the CSRC and the State Administration of Foreign Exchange on August 8, 2006 and amended on June 22, 2009, including the provisions thereof which purport to require offshore special purpose entities formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of their securities on an overseas stock exchange. The Company has received legal advice specifically with respect to the PRC Mergers and Acquisitions Rules from its PRC counsel, and the Company understands such legal advice. In addition, the Company has communicated such legal advice in full to each of its directors that signed the Registration Statement and each such director has confirmed that he or she understands such legal advice. The issuance and sale of the Debenture and the Shares, the listing and trading of the Shares on NASDAQ Capital Market and the consummation of the transactions contemplated by this Agreement (i) are not and will not be, as of the date hereof or at the Closing Date, adversely affected by the PRC Mergers and Acquisitions Rules and (ii) do not require the prior approval of the CSRC.

3.32 Exemption. The Company represents and warrants that the issuance and sale of the Debenture is exempt from the requirements of the Trust Indenture Act of 1939, as amended.

4. REPRESENTATIONS AND WARRANTIES OF THE INVESTOR. The Investor represents and warrants to the Company as follows:

4.1 Organization and Qualification. The Investor is a limited liability company, duly organized and validly existing in good standing under the laws of the State of California.

4.2 Authorization; Enforcement; Compliance with Other Instruments. The Investor has the requisite power and authority to enter into this Agreement and to perform its obligations under the Transaction Documents. The execution and delivery by the Investor of the Transaction Documents to which it is a party have been duly and validly authorized by the Investor’s governing body and no further consent or authorization is required. The Transaction Documents to which it is a party have been duly and validly executed and delivered by the Investor and constitute valid and binding obligations of the Investor, enforceable against the Investor in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.

4.3 No Conflicts. The execution, delivery and performance of the Transaction Documents to which it is a party by the Investor and the purchase of the Debenture by the Investor will not (a) conflict with or result in a violation of the Investor’s organizational documents, (b) conflict with, or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, contract, indenture mortgage, indebtedness or instrument to which the Investor is a party, or (c) violate any Law applicable to the Investor or by which any of the Investor’s properties or assets are bound or affected. No approval or authorization will be required from any governmental authority or agency, regulatory or self-regulatory agency or other third party in connection with the purchase of the Debenture and the other transactions contemplated by this Agreement.

4.4 Opportunity to Discuss. The Investor has received all materials relating to the business, finance and operations of the Company and the Subsidiaries as it has requested and has had an opportunity to discuss the business, management and financial affairs of the Company and the Subsidiaries with the Company’s management. In making its investment decision, the Investor has relied solely on its own due diligence performed on the Company by its own representatives.

4.5 No Short Position. Neither the Investor nor its Affiliates has shorted or currently holds any short position of the Company’s Ordinary Shares.

4.6 Experience of the Investor. The Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, or has so evaluated the merits and risks of such investment. The Investor is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

4.7 Access to Information. The Investor acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  The Investor acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Investor with any information or advice with respect to the Securities nor is such information or advice necessary or desired.  Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which such Investor agrees need not be provided to it.  In connection with the issuance of the Securities to such Investor, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Investor.

4.8 No Other Representations. Except for the representations and warranties set forth in this Agreement and in other Transaction Documents, the Investor makes no other representations or warranties to the Company.

5. OTHER AGREEMENTS OF THE PARTIES.

5.1 No Restrictions on Transfer.  The Conversion Shares, when issued on or after the 180-day anniversary of the Closing Date, shall be freely transferrable and any certificates representing such Conversion Shares shall not bear any legend.

5.2 Furnishing of Information. As long as the Investor owns the Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the 1934 Act. As long as the Investor owns Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Investor and make publicly available in accordance with Rule 144(c) such information as is required for the Investor to sell the Conversion Shares under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request, all to the extent required from time to time to enable such Person to sell such Conversion Shares without registration under the 1933 Act within the limitation of the exemptions provided by Rule 144 or other applicable exemptions.

5.3 Integration. The Company shall not, and shall use its best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the 1933 Act) that will be integrated with the offer or sale of the Securities in a manner that would require the registration under the 1933 Act of the sale of the Securities to the Investor, or that will be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market that would require, under the rules of the Trading Market, the Shareholder Approval.

5.4 Notification of Certain Events. The Company shall give prompt written notice to the Investor of (a) the occurrence or non-occurrence of any Event, the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement or any other Transaction Document, if made on or immediately following the date of such Event, untrue or inaccurate in any material respect, (b) the occurrence of any Event that, individually or in combination with any other Events, has had or could reasonably be expected to have a Material Adverse Effect, (c) any failure of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any Event that would otherwise result in the nonfulfillment of any of the conditions to the Investor’s obligations hereunder, (d) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the transactions contemplated by this Agreement or any other Transaction Document, or (e) any Proceeding pending or, to the Company’s knowledge, threatened against a party relating to the transactions contemplated by this Agreement or any other Transaction Document.

5.5 Available Shares. The Company shall at all times keep authorized and reserved and available for issuance, free of preemptive rights, such number of Ordinary Shares are issuable upon conversion of the Debenture at any time. If the Company determines at any time that it does not have a sufficient number of authorized Ordinary Shares to reserve and keep available for issuance as described in this Section 5.5, the Company shall use all commercially reasonable efforts to increase the number of authorized Ordinary Shares by seeking Shareholder Approval for the authorization of such additional Ordinary Shares.

(a) The Company shall maintain a reserve from its duly authorized Ordinary Shares for issuance pursuant to the Transaction Documents in such amount as may then be required to fulfill its obligations in full under the Transaction Documents.

(b) If, on any date, the number of authorized but unissued (and otherwise unreserved) Ordinary Shares is less than 200% of the Required Minimum on such date, then the Board of Directors shall use commercially reasonable efforts to amend the Company’s M&A to increase the number of authorized but unissued Ordinary Shares to at least 100% of the Required Minimum at such time, as soon as possible and in any event not later than the 75th day after such date.

(c) The Company shall, if applicable: (i) in the time and manner required by the principal Trading Market, prepare and file with such Trading Market an additional shares listing application covering a number of Ordinary Shares at least equal to the number of Conversion Shares on the date of such application; (ii) take all steps necessary to cause such Ordinary Shares to be approved for listing or quotation on such Trading Market as soon as possible thereafter; (iii) provide to the Investor evidence of such listing or quotation; and (iv) maintain the listing or quotation of such Ordinary Share on any date at least equal to the Required Minimum on such date on such Trading Market or another Trading Market.

5.6 Use of Proceeds. The Company will use the proceeds from the sale of the Debenture for general corporate and working capital purposes.

5.7 Repayment of Debenture. If the Company incurs any debt, including the issuance of any subordinated debt or convertible debt (other than the Debenture) or any preferred stock having gross proceeds in excess of $500,000, unless otherwise agreed in writing by the Investor or unless such debt is issued to a seller as partial consideration paid to such seller in connection with an Acquisition, the Company will immediately utilize 50% of the proceeds of such issuance to repay the Debenture, if outstanding, unless waived by the Investor.

5.8 [Intentionally Omitted.]

5.9 No Shorting. So long as the Investor continues to hold the Debenture or any portion thereof, the Investor will comply with the provisions of Section 9 of the 1934 Act, and the rules promulgated thereunder, with respect to transactions involving the Ordinary Shares and will not, either directly or indirectly through its Affiliates, principals or advisors, engage in any short sales or other similar hedging transactions with respect to the Ordinary Shares.

5.10 Standstill and Prohibited Transactions. The Company hereby covenants and agrees not to enter into (i) any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share Equivalents from the date hereof until one hundred and twenty (120) days after the Closing Date or (ii) any Prohibited Transactions without the Investor’s prior written consent, until the earlier of (a) thirty (30) days after such time as the Debenture has been repaid in full and/or has been converted into Conversion Shares and (b) the date on which the Investor ceases to hold any Ordinary Shares or have the right to acquire any Ordinary Shares. Notwithstanding the foregoing, this Section 5.10 shall not apply in respect of an Exempt Issuance, except that no Prohibited Transactions shall be an Exempt Issuance.

5.11 Securities Laws Disclosure; Publicity. The Company shall, by 9:30 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and shall, within four (4) Business Days following the date hereof, file a Current Report on Form 6-K disclosing the material terms of the transactions contemplated hereby and including this Agreement as an exhibit thereto; provided, that the Company must provide a copy of such press release prior to its release and a copy of such Current Report on Form 6-K prior to its filing to the Investor for review, and the Company shall incorporate the Investor’s reasonable comments with respect to each. The Company shall not issue any press release nor otherwise make any such public statement regarding the Investor or the Transaction Documents without the prior written consent of the Investor, except if such disclosure is required by law, in which case the Company shall (a) ensure that such disclosure is restricted and limited in content and scope to the maximum extent permitted by Law to meet the relevant disclosure requirement and (b) provide a copy of the proposed disclosure to the Investor for review prior to release and the Company shall incorporate the Investor’s reasonable comments. Following the execution of this Agreement, the Investor and its Affiliates and/or advisors may place announcements on their respective corporate websites and in financial and other newspapers and publications (including customary “tombstone” advertisements) describing the Investor’s relationship with the Company under this Agreement and including the name and corporate logo of the Company. Notwithstanding anything herein to the contrary, to comply with United States Treasury Regulations Section 1.6011-4(b)(3)(i), each of the Company and the Investor, and each employee, representative or other agent of the Company or the Investor, may disclose to any and all persons, without limitation of any kind, the U.S. federal and state income tax treatment, and the U.S. federal and state income tax structure, of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are provided to such party relating to such tax treatment and tax structure insofar as such treatment and/or structure relates to a U.S. federal or state income tax strategy provided to such recipient.

5.12 Indemnification of the Investor.

(a) The Company will indemnify and hold the Investor, its Affiliates and their respective directors, officers, managers, shareholders, members, partners, employees and agents and permitted successors and assigns (each, an “Investor Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation and defense (collectively, “Losses”) that any such Investor Party may suffer or incur as a result of or relating to:

(i) any breach or inaccuracy of any representation, warranty, covenant or agreement made by the Company in any Transaction Document;

(ii) any misrepresentation made by the Company in any Transaction Document or in any SEC Document;

(iii)   any omission to state any material fact necessary in order to make the statements made in any SEC Document, in light of the circumstances under which they were made, not misleading;

(iv) any Proceeding before or by any court, public board, government agency, self-regulatory organization or body based upon, or resulting from the execution, delivery, performance or enforcement of any of the Transaction Documents or the consummation of the transactions contemplated thereby, and whether or not the Investor is party thereto by claim, counterclaim, crossclaim, as a defendant or otherwise, or if such Proceeding is based upon, or results from, any of the items set forth in clauses (i) through (iii) above.

(b) In addition to the indemnity contained herein, the Company will reimburse each Investor Party for its reasonable legal and other expenses (including the cost of any investigation, preparation and travel in connection therewith) incurred in connection therewith, as such expenses are incurred.

(c) The provisions of this Section 5.12 shall survive the termination or expiration of this Agreement.

5.13 Non-Public Information. The Company covenants and agrees that neither it nor any other Person acting on its behalf will provide the Investor or its agents or counsel with any information that the Company believes constitutes material, non-public information. To the extent the Company provides the Investor with material, non-public information, the Company shall publicly disclose such information within three (3) Business Days of providing the information to the Investor. The Company understands and confirms that the Investor shall be relying on the foregoing representation in effecting transactions in securities of the Company.

5.14 Listing of Securities. The Company shall: (a) in the time and manner required by each Trading Market on which the Ordinary Shares are listed, prepare and file with such Trading Market an additional shares listing application covering the Conversion Shares, (b) take all steps necessary to cause such shares to be approved for listing on each Trading Market on which the Ordinary Shares are listed as soon as possible thereafter, (c) provide to the Investor evidence of such listing, and (d) maintain the listing of such shares on each such Trading Market.

5.15 Antitrust Notification. If the Investor determines, in its sole judgment and upon the advice of outside counsel, that the issuance of the Debenture or the Conversion Shares pursuant to the terms hereof would be subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Company shall file as soon as practicable after the date on which the Company receives notice from the Investor of the applicability of the HSR Act and a request to so file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required to be filed by it pursuant to the HSR Act in connection with such issuance.

5.16 Change of Prime Broker, Custodian. The Investor has informed the Company of the names of its prime broker and its share custodian. The Investor shall notify the Company of any change in its prime broker or share custodian within three (3) Business Days of such change having taken effect.

5.17 Share Transfer Agent. The Company has informed the Investor of the name of its share transfer agent and represents and warrants that the transfer agent participates in the Depository Trust Company Fast Automated Securities Transfer program. The Company shall not change its share transfer agent without the prior written consent of the Investor.

5.18 Tax Treatment. The Investor and the Company agree that for U.S. federal income tax purposes, and applicable state, local and non-U.S. income tax purposes, the Debenture is not intended to be, and shall not be, treated as indebtedness. Neither the Investor nor the Company shall take any contrary position on any tax return, or in any audit, claim, investigation, inquiry or proceeding in respect of taxes, unless otherwise required pursuant to a final determination within the meaning of Section 1313 of the Code, or any analogous provision of applicable state, local or non-U.S. law.

5.19 Set-Off.

(a) The Investor may set off any of its obligations to the Company (whether or not due for payment), against any of the Company’s obligations to the Investor (whether or not due for payment) under this Agreement and/or any other Transaction Document.

(b) The Investor may do anything necessary to effect any set-off undertaken in accordance with this Section 5.19 (including varying the date for payment of any amount payable by the Investor to the Company).

5.20 Reverse Stock Split. If at any time the last closing trade price for the Ordinary Shares on the Trading Market as reported by the Trading Market is less than $1.00, the Company shall promptly call a meeting of the shareholders of the Company for purposes of approving a reverse stock split of the Ordinary Shares such that the trade price of the Ordinary Shares will be at least $2.00 (a “Reverse Split”) and, subject to receipt of Shareholder Approval, shall use its commercially reasonable efforts to promptly effect a Reverse Split.

6. CLOSING CONDITIONS

6.1 Conditions Precedent to the Obligations of the Investor. The obligation of the Investor to fund the Debenture at the Closing is subject to the satisfaction or waiver by the Investor, at or before such Closing, of each of the following conditions:

(a) Required Documentation. The Company must have delivered to the Investor copies of all resolutions duly adopted by the Board of Directors of the Company, or any such other documentation of the Company approving the Agreement, the Transaction Documents and any of the transactions contemplated hereby or thereby.

(b) Deliveries. The Company shall deliver or cause to be delivered to the Investor the following at the Closing:

(i) this Agreement duly executed by the Company;

(ii) legal opinions of the Company’s U.S. counsel, Cayman Islands counsel and Chinese counsel, in forms reasonably satisfactory to the Investor and its counsel;

(iii)   a cold comfort letter from the registered independent accountant of the Company, in customary form (and covering such matters of the type customarily covered by a “cold comfort” letter);

(iv) a duly executed and delivered Officer’s Certificate, in form and substance satisfactory to the Investor;

(v) a duly executed and delivered Chief Financial Officer’s Certificate, in form and substance satisfactory to the Investor;

(vi) a duly executed and delivered Secretary’s Certificate, in form and substance satisfactory to the Investor; and

(vii) the Prospectus Supplement (which may be delivered in accordance with Rule 172 under the Securities Act).

(c) Consents and Permits. The Company must have obtained and delivered to the Investor copies of all necessary permits, approvals, and registrations necessary to effect this Agreement, the Transaction Documents and any of the transactions contemplated hereby or thereby, including pursuant to Section 3.15 of this Agreement.

(d) Trading Market Approval. The Company must have obtained and delivered to the Investor copies of all necessary Trading Market approvals for the issuance of the Debenture, and, upon the conversion of the Debenture, the Conversion Shares.

(e) No Event(s) of Default. The Investor must be of the reasonable opinion that no Event of Default has occurred and no Event of Default would result from the execution of this Agreement or any of the Transaction Documents or the transactions contemplated hereby or thereby.

(f)   Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of such Closing as though made on and as of such date;

(g) Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to such Closing;

(h) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

(i) No Suspensions of Trading in Ordinary Shares; Listing. Trading in the Ordinary Shares shall not have been suspended by the SEC or any Trading Market (except for any suspensions of trading of not more than one day on which the Trading Market is open solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Ordinary Shares shall have been at all times since such date listed for trading on a Trading Market; and

(j) Limitation on Beneficial Ownership. The issuance of the Debenture shall not cause the Investor Group to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the 1934 Act and the rules and regulations promulgated thereunder) of a number of Equity Interests of a class that is registered under the 1934 Act which exceeds the Maximum Percentage of the Equity Interests of such class that are outstanding at such time.

(k) Funds Flow Request. The Company shall have delivered to the Investor a flow of funds request, substantially in the form set out in Exhibit C.

6.2 Conditions Precedent to the Obligations of the Company. The obligation of the Company to issue the Debenture at the Closing is subject to the satisfaction or waiver by the Company, at or before such Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Investor contained herein shall be true and correct in all material respects as of the date when made and as of such Closing Date as though made on and as of such date;

(b) Performance. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Investor at or prior to the Closing; and

(c) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

7. EVENTS OF DEFAULT

7.1 Events of Default. The occurrence of any of the following events shall be an “Event of Default” under this Agreement:

(a) an Event of Default under the Debenture;

(b) any of the representations or warranties made by the Company or any of their respective agents, officers, directors, employees or representatives in any Transaction Document or public filing being inaccurate, false or misleading in any material respect, as of the date as of which it is made or deemed to be made, or any certificate or financial or other written statements furnished by or on behalf of the Company to the Investor or any of its representatives, is inaccurate, false or misleading, in any material respect, as of the date as of which it is made or deemed to be made, or on any Closing Date; or

(c) a failure by the Company to comply with any of its covenants or agreements set forth in this Agreement, including those set forth in Section 9.

7.2 Investor Right to Investigate an Event of Default. If in the Investor’s reasonable opinion, an Event of Default has occurred, or is or may be continuing:

(a) the Investor may notify the Company that is wishes to investigate such purported Event of Default;

(b) the Company shall reasonably cooperate with the Investor in such investigation;

(c) the Company shall comply with all reasonable requests made by the Investor to the Company in connection with any investigation by the Investor and shall (i) provide all information reasonably requested by the Investor in relation to the Event of Default to the Investor; provided that the Investor agrees that any materially price sensitive information and/or non-public information will be subject to confidentiality, and (ii) provide all such requested information within three (3) Business Days of such request; and

(d) the Company shall pay all reasonable costs incurred by the Investor in connection with any such investigation.

7.3 Remedies Upon an Event of Default

(a) If an Event of Default occurs pursuant to Section 7.1(a), the Investor shall have such remedies as are set forth in the Debenture.

(b) If an Event of Default occurs pursuant to Section 7.1(b) or Section 7.1(c) and is not remedied within (i) two (2) Business Days for an Event of Default occurring by the Company’s failure to comply with Section 7.1(c), or (ii) ten (10) Business Days for an Event of Default occurring pursuant to Section 7.1(b), the Investor may declare, by notice to the Company, effective immediately, all outstanding obligations by the Company under the Transaction Documents to be immediately due and payable in immediately available funds and the Investor shall have no obligation to consummate any Closing under this Agreement or to accept the conversion of any Debenture into Conversion Shares.

(c) If any Event of Default occurs and is not remedied within (i) two (2) Business Days for an Event of Default occurring by the Company’s failure to comply with Section 7.1(c), or (ii) ten (10) Business Days for an Event of Default occurring pursuant to Section 7.1(b), the Investor may, by written notice to the Company, terminate this Agreement effective as of the date set forth in the Investor’s notice.

(d) In addition to all other remedies available to the Investor, upon an Event of Default, any Investor Party, as applicable, shall have the right to seek indemnification from the Company, as provided in Section 5.12 hereof.

8. TERMINATION

8.1 Events of Termination. This Agreement:

(a) may be terminated:

(i) by the Investor on the occurrence or existence of a Securities Termination Event or a Change of Control;

(ii) by the mutual written consent of the Company and the Investor, at any time;

(iii)   by either Party, by written notice to the other Party, effective immediately, if the Closing has not occurred within fifteen (15) Business Days of the date of this Agreement or such later date as the Company and the Investor agree in writing, provided that the right to terminate this Agreement under this Section 8.1(a)(iii) is not available to any party that is in material breach of or material default under this Agreement or whose failure to fulfill any obligation under this Agreement has been the principal cause of, or has resulted in the failure of the Closing to occur; or

(iv) by the Investor, in accordance with Section 7.3(c).

8.2 Automatic Termination. This Agreement will automatically terminate, without further action by the parties, at the time after the Closing that the Principal Amount outstanding under the Debenture and any accrued but unpaid interest is reduced to zero (0), whether as a result of Conversion or repayment by the Company in accordance with the terms of this Agreement and the Debenture.

8.3 Effect of Termination.

(a) Subject to Section 8.3(b), each party’s right of termination under Section 8.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.

(b) If the Investor terminates this Agreement under Section 8.1(a)(i):

(i) the Investor may declare, by notice to the Company, all outstanding obligations by the Company under the Transaction Documents to be due and payable (including, without limitation, the immediate repayment of any Principal Amount outstanding under the Debenture plus accrued but unpaid interest) without presentment, demand, protest or any other notice of any kind, all of which are expressly waived by the Company, anything to the contrary contained in this Agreement or in any other Transaction Document notwithstanding; and

(ii) the Company must within five (5) Business Days of such notice being received, pay to the Investor in immediately available funds the outstanding Principal Amount for the Debenture plus all accrued interest thereon (if any), unless the Investor terminates this Agreement as a result of an Event of Default and provided that (A) subsequent to the termination under Section 8.1(a)(i), the Investor is not prohibited by Law or otherwise from exercising its conversion rights pursuant to this Agreement or the Debenture, (B) the Investor actually exercises its conversion rights under this Agreement or the Debenture, and (C) the Company otherwise complies in all respects with its obligation to issue Conversion Shares in accordance with the Debenture (which obligation will survive termination).

(c) Upon termination of this Agreement, the Investor will not be required to fund any further amount after the date of termination of the Agreement, provided that termination will not affect any undischarged obligation under this Agreement, and any obligation of the Company to pay or repay any amounts owing to the Investor hereunder and which have not been repaid at the time of termination.

(d) Nothing in this Agreement will be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other Party of its obligations under this Agreement.

9. [Intentionally Omitted.]

10. GENERAL PROVISIONS

10.1 Fees and Expenses. Prior to the date of this Agreement, the Company has paid Sullivan & Worcester $5,000. At the Closing, the Company shall reimburse the Investor up to an additional $30,000 of due diligence costs and reasonable fees and disbursements of Sullivan &Worcester LLP in connection with the preparation of the Transaction Documents it being understood that Sullivan &Worcester LLP has not rendered any legal advice to the Company in connection with the transactions contemplated hereby and that the Company has relied for such matters on the advice of its own counsel. Except as specified above, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of the Transaction Documents. The Company shall pay all stamp and other taxes and duties levied in connection with the sale of the Debenture.

10.2 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section prior to 5:00 p.m. (New York time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section on a day that is not a Business Day or later than 5:00 p.m. (New York time) on any date and earlier than 11:59 p.m. (New York time) on such date, (c) the Business Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:

Puhui Wealth Investment Management Co., Ltd.
Room 801, 802, 8th Floor, W1 Office Building
Oriental Commerce Tower
No.1 Chang An Street, Dong Cheng District, Beijing, PRC 100006
Telephone: (+86) 10 53605158
Email: jizhe@puhuiwealth.com
Attention: Zhe Ji, Chief Executive Officer

With a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105
Telephone: (212) 370-1300
Email: bigrossman@egsllp.com
Attention: Barry Grossman, Esq.

If to the Investor, the address for such notices and communications shall be as set forth on the signature pages attached hereto.

With a copy (which shall not constitute notice) to:

[****]

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

10.3 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired thereby.

10.4 Governing Law, Jurisdiction and Venue. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action or proceeding is improper or is an inconvenient venue for such proceeding. The Company and the Investor irrevocably submit to the jurisdiction of such courts, which jurisdiction shall be exclusive, and hereby waive any objection to such exclusive jurisdiction or that such courts represent an inconvenient forum. Each party hereby irrevocably waives personal service of process and consents to process being served in any such action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 5.12, the prevailing party in such action or proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

10.5 [Intentionally Omitted.].

10.6 WAIVER OF RIGHT TO JURY TRIAL. THE COMPANY AND THE INVESTOR HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

10.7 Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Securities.

10.8 Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

10.9 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and the Investor. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

10.10 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

10.11 Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the Company and the Investor and their respective successors and assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Investor. The Investor may assign any or all of its rights under this Agreement to any Person to whom the Investor assigns or transfers any Securities, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the “Investor” and such transferee is an accredited investor.

10.12 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

10.13 Further Assurances. Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

10.14 Counterparts. This Agreement may be executed in two identical counterparts, both of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Signature pages delivered by facsimile or e-mail shall have the same force and effect as an original signature.

10.15 Specific Performance. The Company acknowledges that monetary damages alone would not be adequate compensation to the Investor for a breach by the Company of this Agreement and the Investor may seek an injunction or an order for specific performance from a court of competent jurisdiction if (a) the Company fails to comply or threatens not to comply with this Agreement or (b) the Investor has reason to believe that the Company will not comply with this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Securities Purchase Agreement as of the date first set forth above.

COMPANY:

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD.

By:
Name:	Zhe Ji
Title:	Chief Executive Officer

[INVESTOR SIGNATURE PAGES TO PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD. SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Investor: ________________________________________________________

Signature of Authorized Signatory of Investor: _________________________________

Name of Authorized Signatory: _______________________________________________

Title of Authorized Signatory: ________________________________________________

Email Address of Authorized Signatory:_________________________________________

Facsimile Number of Authorized Signatory: _____________________________________

Address for Notice to Investor:

Closing Principal Amount: $_________________

EIN Number: ____________________